Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PRIMO Health Partners Inc.
3635 Rivers Call Blvd
Atlanta, GA 30339
https://primohealthpartners.com/

Up to $124,000.00 in Common Stock at $10.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: PRIMO Health Partners Inc.
Address: 3635 Rivers Call Blvd, Atlanta, GA 30339
State of Incorporation: GA
Date Incorporated: November 22, 2021

Terms:

Equity

Offering Minimum: $124,000.00 | 12,400 shares of Common Stock
Offering Maximum: $124,000.00 | 12,400 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

Existing members of Primo Health Partners as of February 9, 2025 will receive 10% bonus shares.

Amount-Based

Tier 1 - Invest over $1K and receive 2% bonus shares

Tier 2 - Invest over $5K and receive 5% bonus shares

Tier 3 - Invest over $10K and receive 10% bonus shares

Tier 4 - Invest over $20K and receive 15% bonus shares

Time-Based

First 24 Hours - Invest in the first 24 hours and receive 10% bonus shares

First Week - Invest in the first 7 days and receive 5% bonus shares

First 2 Weeks - Invest in the first 2 weeks and receive 2% bonus shares

$1k | First Week - Invest over $1K in the first 7 days and receive 7% bonus shares

$5k | First Week - Invest over $5K in the first 7 days and receive 10% bonus shares

$10k | First Week - Invest over $10K in the first 7 days and receive 13% bonus shares

Flash Perk - Invest between day 45 and 60 of the campaign and receive 3% bonus shares

The 10% StartEngine Venture Club Bonus

PRIMO Health Partners will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

PRIMO Health Partners is a virtual healthcare provider revolutionizing access to medical care through its subscription-based model. Offering 24/7 urgent, primary, and specialty care, PRIMO ensures patients receive timely, high-quality, and affordable medical consultations from anywhere in the U.S. With strategic partnerships across healthcare and technology sectors, PRIMO integrates cutting-edge artificial intelligence through TREND AI to enhance patient care and provider efficiency. Generating almost $500k in annual revenue and maintaining a 91% customer retention rate, PRIMO is a leader in AI-powered telehealth innovation.

Business Model

PRIMO operates a scalable, subscription-based business model that provides cost-effective virtual healthcare services to individuals and businesses at a fraction of traditional healthcare costs. The company's AI-driven telehealth platform streamlines provider workflows, reduces inefficiencies, and enhances clinical decision-making. By offering predictive analytics, wearable device monitoring, and automated clinical documentation, PRIMO's model not only improves patient outcomes but also reduces operational burdens for healthcare providers and insurers. With a focus on affordability and accessibility, PRIMO is positioned for rapid growth and market penetration.

Intellectual Property

At the core of PRIMO Health Partners' competitive advantage is TREND AI, a unique artificial intelligence platform that integrates patient records, wearable device data, and real-time clinical insights into a unified system. TREND AI leverages predictive analytics to enhance diagnosis accuracy, automate documentation, and support clinical decision-making. PRIMO's technology is HIPAA-compliant and designed for interoperability with existing healthcare infrastructure, including EMRs, labs, pharmacies, and imaging centers. This AI-driven approach sets PRIMO apart in the telehealth space, providing a unique, data-driven solution to fragmented healthcare records and inefficient care delivery.

Competitors and Industry

Competitors

The telehealth market is highly competitive, with major players such as Teladoc Health, Amwell, and MDLIVE offering virtual healthcare services. However, PRIMO differentiates itself by integrating AI-powered analytics, real-time data aggregation, and predictive insights, which are not currently offered at the same scale by competitors. Unlike traditional telehealth services, PRIMO's TREND AI enhances physician workflows, reduces administrative burdens, and enables proactive patient care, positioning the company as a first mover in AI-enhanced virtual healthcare.

Industry

The telehealth industry is experiencing unprecedented growth, with the U.S. virtual care market projected to exceed $100 billion in the coming years. The healthcare AI sector is expanding even faster, expected to reach $187.7 billion by 2030, growing at 38.5% CAGR. Additionally, wearable health technology, a key component of PRIMO's ecosystem, is forecasted to surpass $93 billion by 2028. PRIMO's AI-integrated telehealth services align with these trends, providing a timely and scalable solution in a rapidly evolving industry.

Current Stage and Roadmap

Current Stage

Since its inception in 2021, PRIMO Health Partners has demonstrated strong market traction, generating almost $500k in annual revenue and maintaining a 91% customer retention rate. The company has established key partnerships with healthcare providers and AI technology firms, ensuring seamless service delivery. With a proven demand for its services and an average response time within minutes, PRIMO is well-positioned for nationwide expansion and further AI enhancements.

Future Roadmap

PRIMO Health Partners is focused on scaling its AI-powered telehealth platform nationwide and further developing TREND AI's predictive modeling capabilities. Future investments will support expansion into new markets, enhance AI-driven analytics, and strengthen partnerships with healthcare providers, insurers, and enterprises. Additionally, PRIMO aims to integrate blockchain technology for secure patient record management and improve interoperability across healthcare ecosystems. Over the next six years, PRIMO plans to drive innovation in virtual healthcare, making high-quality, data-driven medical services more accessible and efficient for all.

The Team

Officers and Directors

Name: William Cooper

William Cooper's current primary role is with Cooper and Company Consulting, LLC. William Cooper currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Treasurer, Secretary, Board Member, Principal Accounting Officer
  Dates of Service: November, 2021 - Present
  Responsibilities: William is the founder and owner of the company. He does not currently receive compensation and owns 100% of the company's equity.

Other business experience in the past three years:

- Employer: Prime Health Services Group, LLC
  Title: Owner and CEO
  Dates of Service: May, 2015 - Present
  Responsibilities: William owns this staffing agency entity.

Other business experience in the past three years:

- Employer: Cooper and Company Consulting, LLC
  Title: Owner and CEO
  Dates of Service: May, 2014 - Present
  Responsibilities: William is the owner of this healthcare consulting company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

PRIMO Health Partners Inc. was formed on November 22, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PRIMO Health Partners Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that PRIMO Health Partners is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Prime Health Services Group LLC (100% owned and managed by William Cooper)	1,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 12,400 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $0 compared to $391,282.94 in fiscal year 2023.

The company was formed in 2021. In 2022 we spent most of our time on planning, strategy and logistics for the company. The majority of the revenue increase was generated through these efforts and online consultations for weight loss.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to $140,575.24 in fiscal year 2023.

The increase in cost of sales was largely related to the cost of weight products and supplements.

Gross Margins

Gross margins for fiscal year 2022 were $0. compared to $249,067.16.

The gross margin increase was do to increase in sales and efficient business processes to curtail the cost of business.

Expenses

Expenses for fiscal year 2022 were $0 compared to $27,206.66 in fiscal year 2023.

Expenses increased as a result of sales, marketing and personnel costs.

Historical results and cash flows:

The Company is currently involved in the research and development of innovative new products, growth of new markets and service offerings, and advancement of our current technology. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of growth, new service offerings and technology upgrades. Past cash was primarily generated through sales of online telemedicine consultations for weight loss and second opinions. Our goal is to substantially increase revenues with these new offerings and add AI technology that will enhance efficiency of our products as well as our internal operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/31/2024, the Company has capital resources available in the form of an unsecured line of credit and cash from sales of approximately $160,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our current and future company operations.

These funds are required to support growth and expansion of the companies target markets, information technology and internal business processes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, none are currently made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate as an ongoing concern. The company is not dependent upon this campaign to maintain current operations. It is however critical to our ability to grow and expand by taking advantage of new services, clients and market opportunities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for an additional 12-24 months. This is based on a projected monthly burn rate of $25,000 for expenses related to sales, marketing and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including individual capital investors. There are no current formal plans to pursue this route.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by

StartEngine, of which the final amount may vary.

- Research & Development
  42.0%
  We will use 42% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  15.5%
  We will use 15.5% of the funds raised to purchase inventory for the Company's supplement products in preparation for expansion of our supplement line.

- Company Employment
  15.5%
  We will use 15.5% of the funds to hire key personnel for daily operations, including the following roles: Office administration and sales and marketing. Wages to be commensurate with training, experience and position.

- StartEngine Reg CF Campaign Marketing
  7.5%
  We will use 7.5% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  46.5%
  We will use 46.5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  18.5%
  We will use 18.5% of the funds raised to purchase inventory for the Company's supplement products in preparation for expansion of our supplement line.

- Company Employment
  18.5%
  We will use 18.5% of the funds to hire key personnel for daily operations, including the following roles: Office administration and sales and marketing. Wages to be commensurate with training, experience and position.

- StartEngine Reg CF Campaign Marketing
  9.0%
  We will use 9% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://primohealthpartners.com/ (www.primohealthpartners.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/primohealthpartners

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR PRIMO Health Partners Inc.

[See attached]

I, William A. Cooper, the Owner and Chaiman of the Board of PRIMO Health Partners, Inc, hereby certify that the financial statements of PRIMO Health Partners and notes thereto for the periods ending 31 December 202 and 31 December 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $391,282.94; taxable income of $_____62,890_____ and total tax of $_____13,908_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 31st, 2024 (Date of Execution).

_____ (Signature) _____

_Founder and CEO

12/31/2024

PRIMO Health Partners Balance Sheet 2022

Category	Amount ($)
Assets	
Assets - Cash and Cash Equivalents	0
Assets - Accounts Receivable	0
Assets - Inventory	0
Assets - Prepaid Expenses	0
Assets - Total Current Assets	0
Assets - Property, Plant, and Equipment (Net)	0
Assets - Intangible Assets (Net)	0
Assets - Other Non-Current Assets	0
Assets - Total Non-Current Assets	0
Assets - Total Assets	0
Liabilities	
Liabilities - Accounts Payable	0
Liabilities - Accrued Expenses	0
Liabilities - Deferred Revenue	0
Liabilities - Current Portion of Long-Term Debt	0
Liabilities - Total Current Liabilities	0
Liabilities - Long-Term Debt	0
Liabilities - Other Non-Current Liabilities	0
Liabilities - Total Non-Current Liabilities	0
Liabilities - Total Liabilities	0
Equity - Common Stock	0
Equity - Retained Earnings	0
Equity - Total Equity	0
Total Liabilities and Equity	0

PRIMO Health Partners, LLC Statement of Cash Flows 2022

Category	Amount ($)
Operating Activities	
Operating Activities - Net Income	0
Operating Activities - Depreciation and Amortization	0
Operating Activities - Changes in Accounts Receivable	0
Operating Activities - Changes in Inventory	0
Operating Activities - Changes in Accounts Payable	0
Operating Activities - Net Cash Provided by Operating Activities	0
Investing Activities	
Investing Activities - Purchases of Property, Plant, and Equipment	0
Investing Activities - Purchases of Intangible Assets	0
Investing Activities - Net Cash Provided by (Used in) Investing Activities	0
Financing Activities	
Financing Activities - Proceeds from Issuance of Debt	0
Financing Activities - Repayments of Debt	0
Financing Activities - Issuance of Common Stock	0
Financing Activities - Dividends Paid	0
Financing Activities - Net Cash Provided by (Used in) Financing Activities	0
Net Change in Cash	0
Cash at Beginning of Year	0
Cash at End of Year	0

PRIMO Health Partners, LLC Statement of Owner's Equity 2022

Category	Amount ($)
Owner's Equity	
Beginning Owner's Equity - Common Stock	0
Beginning Owner's Equity - Retained Earnings	0
Total Beginning Owner's Equity	0
Net Income	
Changes - Net Income	0
Changes - Issuance of Common Stock	0
Changes - Dividends Paid	0
Total Changes in Owner's Equity	0
Ending Owner's Equity - Common Stock	0
Ending Owner's Equity - Retained Earnings	0
Total Ending Owner's Equity	0

PRIMO Health Partners Profit and Loss 2022

Category	Amount ($)
Revenues - Net Revenues	0
Expenses	
Expenses - Cost of Goods Sold (COGS)	0
Expenses - Gross Profit	0
Expenses - Selling, General, and Administrative Expenses	0
Expenses - Total Operating Expenses	0
Operating Income	0
Other Income	0
Other Expenses	0
Net Other Income (Expenses)	0
Income Before Income Taxes	0
Income Tax Expense - Provision for Income Taxes	0
Net Income	0

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	1,000,000	1,000	1,000,000	1,000	-	-	2,000
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(200,000)	(200,000)
December 31, 2013	1,000,000	$ 1,000	1,000,000	$ 1,000	$ -	$ (200,000)	$ (198,000)
Shares issued for services	-	-	500,000	500	99,500	-	100,000
Stock option compensation	-	-	-	-	50,000	-	50,000
Net income (loss)	-	-	-	-	-	(150,000)	(150,000)
December 31, 2014	1,000,000	$ 1,000	1,500,000	$ 1,500	$ 149,500	$ (350,000)	$ (198,000)
Shares issued for debt conversion	-	-	100,000	100	99,900	-	100,000
Shares issued for cash	-	-	1,000,000	1,000	999,000	-	1,000,000
Shares issued for services	-	-	10,000	10	9,990	-	10,000
Conversion of preferred stock	(1,000,000)	(1,000)	1,000,000	1,000	-	-	-
Discount on convertible debt	-	-	-	-	50,000	-	50,000
Stock option compensation	-	-	-	-	40,000	-	40,000
Net income (loss)	-	-	-	-	-	(50,000)	(50,000)
December 31, 2015	-	$ -	3,610,000	$ 3,610	$ 1,348,390	$ (400,000)	$ 952,000

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

PRIMO Health Partners

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	392,497.94
Sales of Product Income	-1,208.00
Services	-7.00
Total Income	**$391,282.94**
Cost of Goods Sold	
Cost of goods sold	126,389.76
Cost of labor - COGS	14,185.48
Total Cost of goods sold	**140,575.24**
Shipping	1,640.54
Total Cost of Goods Sold	**$142,215.78**
GROSS PROFIT	**$249,067.16**
Expenses	
Advertising & marketing	5,822.49
Social media	96.00
Website ads	48.00
Total Advertising & marketing	**5,966.49**
Business licenses	2,065.00
Commissions & fees	99.34
Contract labor	55,757.60
General business expenses	208.41
Bank fees & service charges	22,311.79
Memberships & subscriptions	3,602.55
Uniforms	1,083.91
Total General business expenses	**27,206.66**
Insurance	1,898.82
Business insurance	1,033.91
Total Insurance	**2,932.73**
Legal & accounting services	100.00
Legal Fees	279.93
Total Legal & accounting services	**379.93**
Meals	6,060.94
Meals with clients	339.03
Travel meals	11,068.36
Total Meals	**17,468.33**
Melio Service Fees	17.50
Office expenses	828.39
Merchant account fees	6,741.62
Office supplies	6,158.13
Shipping & postage	2,679.97

PRIMO Health Partners

Profit and Loss

January - December 2023

	TOTAL
Software & apps	30,440.87
Total Office expenses	**46,848.98**
Supplies	1,985.38
Supplies & materials	1,479.81
Total Supplies	**3,465.19**
Travel	11,670.50
Airfare	3,393.20
Hotels	8,791.39
Taxis or shared rides	2,556.08
Vehicle rental	737.93
Total Travel	**27,149.10**
Utilities	113.60
Total Expenses	**$189,470.45**
NET OPERATING INCOME	**$59,596.71**
Other Expenses	
Vehicle expenses	
Parking & tolls	45.09
Vehicle gas & fuel	255.48
Total Vehicle expenses	**300.57**
Total Other Expenses	**$300.57**
NET OTHER INCOME	**$ -300.57**
NET INCOME	**$59,296.14**

PRIMO Health Partners

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PRIMO Health Partners	23,299.08
Total Bank Accounts	**$23,299.08**
Total Current Assets	**$23,299.08**
TOTAL ASSETS	**$23,299.08**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Dividends paid	-36,097.06
Opening balance equity	100.00
Retained Earnings	
Net Income	59,296.14
Total Equity	**$23,299.08**
TOTAL LIABILITIES AND EQUITY	**$23,299.08**

PRIMO Health Partners

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	59,296.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$59,296.14**
FINANCING ACTIVITIES	
Dividends paid	-36,097.06
Opening balance equity	100.00
Net cash provided by financing activities	**$ -35,997.06**
NET CASH INCREASE FOR PERIOD	$23,299.08
CASH AT END OF PERIOD	$23,299.08

NOTE 1 – NATURE OF OPERATIONS

PRIMO Health Partners was formed on November 21st, 2021 ("Inception") in the State of Georgia. The financial statements of PRIMO Health Partners (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located at 3635 Rivers Call Blvd, Atlanta, GA, 30339.

PRIMO Health Partners, Inc. is a telehealth company. We offer virtual urgent care, primary care and specialty-based consultations and second opinions. We are unique in the industry as we offer the aforementioned verticals as well as second opinions and healthcare service referral and locator services. We provide all of clients with personal nurse navigation services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

      Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

      Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from patient services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

NOTE 4 – COMMITMENTS AND CONTINGENCIES

- We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
-

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10 million hares of our common stock with par value of $1. As of December 15th, 2024 the company has currently issued 0 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









startengine

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GET A PIECE OF PRIMO HEALTH PARTNERS

Accessible Virtual Health Care, Services, and Physicians, Anytime, Anywhere.

PRIMO Health Partners is a virtual healthcare provider offering subscription-based access to urgent, primary, and specialty care, serving individuals and businesses. With partnerships spanning multiple healthcare providers and nearly $500k annual revenue, PRIMO ensures timely, affordable, and high-quality medical consultations across the U.S.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

PRIMO Health Partners: Your Gateway to Accessible, Quality Virtual Care
Affordable, 24/7 Healthcare Solutions for Everyone
primo
HEALTH PARTNERS

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$10.00 Per Share

MIN INVEST $100

VALUATION $10M

REASONS TO INVEST

Proven track record: PRIMO solves healthcare accessibility by offering 24/7 virtual urgent, primary, and specialty care, ensuring affordability and timely service through its innovative telehealth platform. With nearly $500k in annual revenue and strategic partnerships with AI technology partners, healthcare providers, PRIMO is strategically

positioned to expand its presence in the $100B telehealth industry through its innovative approach and partnerships.

One of a kind Innovation: The PRIMO-TREND AI-Powered Healthcare platform is a game-changer in healthcare, offering real-time patient record aggregation, AI-driven clinical decision support, and seamless interoperability with EMRs, clinics, imaging centers, and pharmacies. We believe that no other telehealth platform currently offers this level of AI-driven data unification and predictive analytics for patient management.

PRIMO is integrating TREND AI into its telehealth platform, making it an early mover in AI-enhanced virtual healthcare.

Leadership: Led by Dr. William A. Cooper, a seasoned healthcare leader, entrepreneur, and Army veteran with 35+ years of medical and organizational expertise, PRIMO is supported by a dedicated team of clinical and tech professionals. Additionally, PRIMO Health has assembled a team of seasoned professionals with expertise in AI technology, healthcare, start-ups, and product development to advance this offering.

TEAM



William Cooper • CEO, President, Treasurer, Secretary, Board Member, Principal Accounting Officer

Dr. William A. Cooper is the Founder and Chairman of Cooper and Company Enterprises and Prime Health Services Group. He is a retired Army veteran, cardiothoracic surgeon, and healthcare consultant with over 30 years of experience. Dr. Cooper has held leadership roles, including Medical Director of Cardiovascular Surgery at WellStar Health Systems and Associate Professor of Surgery at Emory University. He earned his BA/MD from UMKC and an MBA from Emory University and is certified as a LEAN Six Sigma Master Black Belt.

Recognized for his contributions to healthcare, he has been named a top doctor and awarded for his leadership. His accolades include the Army Commendation Medal, Army Service Ribbon, Iraq Campaign Medal, Afghanistan Campaign Medal, and the

Georgia Physician Hero Award (2015). Dr. Cooper is also an author, publishing Heart Attack: Truth, Tragedy, Triumph in 2016.

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THE PITCH

Investment Pitch: PRIMO Health & TREND AI - Advancing Virtual Healthcare with AI

Introduction

Imagine a world where healthcare is accessible anytime, anywhere, where patients no longer struggle with fragmented records, long wait times, or inefficient care coordination. That world is here, and PRIMO Health, powered by TREND AI, is helping lead the transformation.

PRIMO Health Partners is a cutting-edge virtual healthcare provider offering subscription-based access to urgent, primary, and specialty care. By deploying TREND AI, our unique artificial intelligence platform, takes virtual healthcare to the next level by aggregating patient records across disparate systems, enabling real-time clinical insights, monitoring wearable devices, and streamlining provider workflows.

We are not just building another telehealth company—we are helping redefine AI-powered, data-driven, patient-centric virtual care.

Seamless Virtual Healthcare at Your Fingertips

Connecting You to Quality Care Anytime, Anywhere





Experienced Doctors

We help match you with experienced doctors who are specialists in the specific area of medicine related to your health concern



Direct Connection

You won't have to spend time answering questions from a nurse or general practitioner. You will speak directly with the specialist who understands your illness.



On Call 24/7/365

When you are concerned about a symptom at 2am, we are here for you. Our physicians and specialists are on call 24/7 and will be there when you need them most.







Voice, Text and Video

One simple login to our medical online services gets you access to phone, video, or text support anytime, anywhere



Concierge Service

Our online medical services are staffed with leading physicians and specialty doctors (cardiologists, nephrologists, neurologists, etc.)



HSA Approved

Our services are HSA approved medical expenses. Get a second opinion or advice immediately.

THE PROBLEM & OUR SOLUTION

The Problem

Healthcare in the U.S. is broken. Patients face long wait times, high costs, and poor care coordination. Doctors are overburdened with paperwork and administrative tasks, reducing time for patient care. Meanwhile, businesses and insurers struggle with inefficiencies and rising healthcare costs.

Fragmented patient records create misdiagnoses, redundant tests, and delays in treatment. Wearable devices capture valuable data, but most providers lack the tools to integrate this information into their workflows.

The result? A $100 billion market gap for AI-driven virtual care solutions.

Here's how we're different:

TREND AI's real-time patient record aggregation connects with EMRs, pharmacies, labs, imaging centers, and wearable devices, giving providers instant access to a complete patient history—no more missing or fragmented data.

AI-powered virtual care enables rapid, intelligent triage and treatment recommendations, improving clinical accuracy and patient outcomes.

Automated documentation and clinical decision support reduce physician burnout and streamline workflows, increasing provider efficiency.

Predictive analytics and wearable device monitoring detect early signs of chronic conditions, enabling preventive interventions and cost savings for businesses and insurers.

HIPAA-compliant digital health vault allows patients to control, store, and share their medical records securely.

PRIMO and TREND AI empower providers, insurers, and patients by offering accessible, affordable, and intelligent virtual healthcare solutions.

Healthcare Challenges, Simplified Solutions



Financial Strain

Traditional healthcare costs burden individuals and healthcare systems, limiting accessibility and affordability.

Poor, Discordant Access

Healthcare consumers and patients face long wait times, travel inconveniences, and lost productivity by employers and employees.





Complex, Inefficient Healthcare System

Navigating the complex healthcare system leads to inefficient, low value, poor quality, high cost, suboptimal care for suboptimal care for patients.

Transforming Healthcare Access and Support to Address Modern Challenges

PRIMO Health Partners provides a seamless virtual healthcare platform offering 24/7 urgent, primary, and specialty care services. By leveraging advanced technology and strategic relationships, we simplify access to healthcare, reduce costs, and enhance patient outcomes. Our subscription-based model ensures predictable, affordable pricing for individuals and organizations, while our concierge services add a personalized touch. With a focus on delivering care at the patient's convenience, PRIMO seeks to empower businesses to support their workforce and individuals to prioritize their health by reducing financial and logistical barriers.

Affordable, efficient, and patient-focused solutions tailored for modern healthcare needs

Affordable Care: Subscription-based services at 5-10% of traditional costs.

Rapid Access: Consultations confirmed within minutes and completed the same day.

Unified Platform: Streamlined, patient-focused care.

AI-Enhanced Tools: Real-time insights for better outcomes.

Expert Opinions: Direct access to specialists.

Mental Health Support: Counseling included.

THE MARKET & OUR TRACTION

The Market Opportunity:

The U.S. telehealth market is projected to surpass $100 billion in the coming years, fueled by AI adoption, virtual care expansion, and rising patient demand.

The healthcare AI market is expected to reach $187.7 billion by 2030, growing at 38.5% CAGR.

The wearable health tech industry is set to exceed $93 billion by 2028, with increasing integration into patient care.

PRIMO Health is already generating almost $500k in annual revenue with 91% customer retention and 20-minute average response times—supporting demand and scalability.

This is an exciting opportunity to invest in the evolving landscape of AI-powered virtual healthcare.

Why PRIMO + TREND AI? Why Now?

First-Mover Advantage: PRIMO is among the early adopters integrating AI-driven record aggregation, wearable monitoring, and real-time clinical decision support into a unified virtual care platform.

Proven Leadership: Founded by Dr. William A. Cooper, a 35+ year healthcare veteran, decorated U.S. Army surgeon, and Six Sigma Master Black Belt, PRIMO is backed by a team of medical and technology experts committed to innovation.

Scalable Business Model: Our subscription-based pricing makes virtual care affordable at 5-10% of traditional costs, supporting our goals of rapid market penetration and sustained revenue growth.

AI-Driven Cost Reduction: PRIMO and TREND AI are designed to help businesses, insurers, and patients reduce healthcare costs by optimizing care delivery and minimizing inefficiencies.

Growth Potential: With strategic relationships already in place, PRIMO Health has the potential to scale nationwide and expand its AI capabilities.

The Investment Opportunity

We are seeking strategic investors to accelerate the nationwide deployment of TREND AI and PRIMO Health services.

Funding will be used to:

✅ Enhance AI-powered analytics and predictive modeling.

✅ Expand relationships with healthcare providers, insurers, and enterprises.

✅ Scale our virtual care services nationwide.

✅ Further development of AI and blockchain enhancements.

Our Traction:

Since its inception in 2021, PRIMO Health Partners has generated almost $500k in annual revenue, showcasing strong market demand and operational efficiency. With an average response time within minutes, our platform has achieved a 91% customer retention rate and a +91% satisfaction level. Our services are actively utilized across multiple states, supported by strategic relationships with healthcare providers and technology platforms, positioning us for potential sustained growth and expansion.



Our Growth and Market Impact

$100 Billion Opportunity

$42.54B
U.S. telehealth market value (2024).

23.8% CAGR
Projected growth (2025–2030).

+97% Satisfaction
Exceptional patient engagement.

75-80%
Most common healthcare issues covered by our services.

25%

75%

- 25% high-cost treatments
- 75% typical issues

Additional Traction:

- Notable Relationships:
  PRIMO Health Partners has established collaborations with key healthcare providers, including record locator services and telehealth platforms, ensuring a seamless user experience and comprehensive service delivery.
- Leadership Team Info:
  - Experience: The leadership team brings extensive expertise in healthcare and technology, led by Dr. William A. Cooper, who has over 35 years of medical and leadership experience.
  - Years in the Industry: Dr. Cooper's decades of experience include founding PRIMO and leading top cardiovascular programs in the U.S.
  - Awards/Certifications: Dr. Cooper is a certified LEAN Six Sigma Master Black Belt and a decorated Army Veteran, underscoring his commitment to operational excellence and leadership.

WHY INVEST

Why PRIMO Health Partners is Worth Your Investment

Investing in PRIMO Health Partners means enabling the expansion of accessible, technology-driven virtual healthcare. Funds will enhance our AI-powered platform, build strategic partnerships, and scale our services nationwide. With customer retention, expert leadership, and a mission to provide affordable care, PRIMO is attempting to transform healthcare delivery.

Join Us Today

As we work to make quality virtual healthcare accessible, affordable, and seamless for everyone, everywhere.

Over the next six years, we plan to enhance virtual healthcare accessibility and develop AI-driven solutions aimed at optimizing patient care. Thank you for believing in our mission and helping us transform healthcare delivery with PRIMO Health Partners on StartEngine!

ABOUT

HEADQUARTERS
3635 Rivers Call Blvd
Atlanta, GA 30339

WEBSITE
View Site ⬈

PRIMO Health Partners is a virtual healthcare provider offering subscription-based access to urgent, primary, and specialty care, serving individuals and businesses. With partnerships spanning multiple healthcare providers and nearly $500k annual revenue, PRIMO ensures timely, affordable, and high-quality medical consultations across the U.S.

TERMS

PRIMO Health Partners

Overview

PRICE PER SHARE
$10

VALUATION
$10M

DEADLINE ⓘ
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$124K - $124K

Breakdown

MIN INVESTMENT ⓘ
$100

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$124,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
12,400

MAX NUMBER OF SHARES OFFERED

12,400

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$23,299	$0
Cash & Cash Equivalents	$23,299	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$391,283	$0
Costs of Goods Sold	$126,390	$0
Taxes Paid	$13,908	$0
Net Income	$59,296	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

Existing members of Primo Health Partners as of February 9, 2025 will receive 10% bonus shares.

Amount-Based

Tier 1 - Invest over $1K and receive 2% bonus shares

Tier 2 - Invest over $5K and receive 5% bonus shares

Tier 3 - Invest over $10K and receive 10% bonus shares

Tier 4 - Invest over $20K and receive 15% bonus shares

Time-Based

First 24 Hours - Invest in the first 24 hours and receive 10% bonus shares

First Week - Invest in the first 7 days and receive 5% bonus shares

First 2 Weeks - Invest in the first 2 weeks and receive 2% bonus shares

$1k | First Week - Invest over $1K in the first 7 days and receive 7% bonus shares

$5k | First Week - Invest over $5K in the first 7 days and receive 10% bonus shares

$10k | First Week - Invest over $10K in the first 7 days and receive 13% bonus shares

Flash Perk - Invest between day 45 and 60 of the campaign and receive 3% bonus shares

The 10% StartEngine Venture Club Bonus

PRIMO Health Partners will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →



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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF GEORGIA
Secretary of State
Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF INCORPORATION

I, Brad Raffensperger, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

PRIMO Health Partners Inc.
a Domestic Profit Corporation

has been duly incorporated under the laws of the State of Georgia on 11/22/2021 by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on 11/24/2021.



Brad Raffensperger
Secretary of State

ARTICLES OF INCORPORATION

Electronically Filed
Secretary of State
Filing Date: 11/22/2021 6:17:12 AM

BUSINESS INFORMATION

CONTROL NUMBER	21293105
BUSINESS NAME	PRIMO Health Partners Inc.
BUSINESS TYPE	Domestic Profit Corporation
EFFECTIVE DATE	11/22/2021
SHARES	10000

PRINCIPAL OFFICE ADDRESS

ADDRESS	3635 Rivers Call Blvd., Atlanta, GA, 30339, USA

REGISTERED AGENT

NAME	ADDRESS	COUNTY
United States Corporation Agents, Inc.	1420 Southlake Plaza Dr., Morrow, GA, 30260, USA	Clayton

INCORPORATOR(S)

NAME	TITLE	ADDRESS
William A. Cooper	INCORPORATOR	3635 Rivers Call Blvd., Atlanta, GA, 30339, USA

OPTIONAL PROVISIONS

N/A

AUTHORIZER INFORMATION

AUTHORIZER SIGNATURE	William A. Cooper
AUTHORIZER TITLE	Incorporator

STATE OF GEORGIA
Secretary of State
Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF AMENDMENT

I, Brad Raffensperger, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

PRIMO Health Partners Inc.

a Domestic Profit Corporation

has filed articles/certificate of amendment in the Office of the Secretary of State on 01/03/2025 and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles/certificate of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on 01/13/2025.





Brad Raffensperger
Secretary of State



Amendment to the Articles of Incorporation of PRIMO Health Partners Inc., a Georgia for profit entity.

AMENDMENT TO THE ARTICLES OF INCORPORATION OF PRIMO Health Partners, inc

---

Adoption Date: This admendment is hereby adopted by the Board of Directors of PRIMO Health Partners on this 6th day of December, 2024. In caccordance with OCGA 14-2-1003.

Article I - Number of Shares

The total number of authorized shares of stock of the Corporation is hereby increased from 10,000 shares to 10,000,000 shares.

- Business Name: PRIMO Health Partners Inc.
- Business Type: Domestic Profit Corporation
- Shares: 10,000,000 (increased from 10,000)
- Principal Office Address: 3635 Rivers Call Blvd., Atlanta, GA 30339, USA
- Registered Agent: United States Corporation Agents, Inc., 1420 Southlake Plaza Dr., Morrow, GA 30260, USA   , Clayton County, GA, USA.
- Incorporator: William A. Cooper, 3635 Rivers Call Blvd., Atlanta, GA 30339, USA

Approval of Amendment

The amendment was duly approved by the shareholders of PRIMO Health Partners on 12/6/2024, in accordance with OCGA 14-2-1003.

Effective Date

This amendment shall become effective on 1/3/2025.

Signed:

Date: 12/6/2024

By: _____

William A. Cooper, President
PRIMO Health Partners Inc.
3635 Rivers Call Blvd

Atlanta, Ga 30339



Secretary of State

OFFICE OF SECRETARY OF STATE
CORPORATIONS DIVISION
2 Martin Luther King Jr. Dr. SE
Suite 313 West Tower
Atlanta, Georgia 30334
(404) 656-2817
sos.ga.gov

Electronically Filed
Secretary of State
Filing Date: 12/30/2024 4:30:37 PM

TRANSMITTAL INFORMATION FORM
BUSINESS AMENDMENT

1. PRIMO Health Partners Inc.
   Entity Name

   21293105
   Entity Control No.

2. PRIMO Health Partners
   Name of Person Filing Business Amendment

3635 Rivers Call Blvd	Atlanta	GA	30339
Address	City	State	Zip Code

3. Submitted with this filing is a filing fee of $20.00 payable to "Secretary of State". Filing fees are non-refundable.

   I understand that this Transmittal Information Form is included as part of my filing, and the information on this form will be entered in the Secretary of State business entity database. I certify that the above information is true and correct to the best of my knowledge.

   William Arthur Cooper
   Signature of Authorized Person